1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

February 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	KKR Credit Opportunities Portfolio (File Nos. 811-23474 and 333-233709)

Ladies and Gentlemen:

Enclosed for filing on behalf of KKR Credit Opportunities Portfolio (the “Fund”), a recently organized closed-end management investment company, is Pre-Effective Amendment No. 2 to the Fund’s registration statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-2 (“Registration Statement”). This filing is being made for the purposes of (i) responding to comments of the staff of the U.S. Securities and Exchange Commission to the Registration Statement, (ii) completing items required to be included in the Registration Statement, (iii) filing required exhibits and (iv) making certain non-material changes to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld